EXHIBIT 99.5

ACTONA TECHNOLOGIES INC.

2003 Stock Option Plan

(as adopted on July 29, 2003)

1.	PURPOSE

The purpose of this Stock Option Plan is to secure for Actona Technologies Inc. and its stockholders the benefits arising from ownership of share capital by employees, officers and directors of the Company and its Affiliates (as defined below), who are expected to contribute to the Company’s future growth and success.

2.	DEFINITIONS

2.1	DEFINED TERMS

Initially capitalized terms, as used in this Plan, shall have the meaning ascribed thereto as set forth below:

“Additional Rights”	shall have the meaning ascribed to it in Section 11.1.

“Administrator”	means the Board of Directors of the Company, or a committee of the Board of Directors to which the Board of Directors shall have delegated power to act on its behalf with respect to the Plan. Subject to the Certificate of Incorporation and the Bylaws of the Company, as may be amended from time to time, the Administrator, if it is a committee, shall consist of such number of members as may be determined by the Board.

“Affiliate(s)”	means a present or future company that either (i) Controls (as such term is defined below) the Company or is Controlled by the Company; or (ii) is Controlled by the same person or entity that Controls the Company.

“Allocate” or “Allocated”	with respect to Options, means the allocation of Options by the Company to the Trustee on behalf of a Participant.

“Board” or “Board of Directors”	means the board of directors of Actona Technologies Inc.

“Cause”	means, inter-alia, when used as a basis for the termination of a Participant’s employment with, or service to, the Company or an Affiliate: dishonesty toward the Company or an Affiliate, insubordination, substantial malfeasance or nonfeasance of duty, unauthorized disclosure of confidential information, or conduct substantially prejudicial to the business of the Company or an Affiliate; or, any substantial breach by the Participant of (i) his or her employment or service agreement or (ii) any other obligations toward Company or an Affiliate.

“Commencement Date”	means the date of commencement of the vesting schedule with respect to a Grant of Options, which, unless otherwise determined by the Administrator, shall be the date on which such Granted Options shall be Allocated.

“Company”	means Actona Technologies Inc., a company incorporated under the laws of the State of Delaware.

“Control” or “Controlled”	shall have the meaning ascribed thereto in Section 102.

“Disability”	means total and permanent physical or mental impairment or illness of a Participant, making it impossible for the Participant to continue such Participant’s employment with, or service to, the Company or an Affiliate.

“Exercise Price”	means the price determined by the Administrator in accordance with Section 7.1 below, which is to be paid to the Company in order to exercise a Granted Option and convert such Option into Underlying Shares.

“Fair Market Value”	Shall have the meaning ascribed to it in Section 7.1.

“Grant Letter”	means a letter from the Company or an Affiliate to a Participant in which the Participant is notified of the decision to Grant to the Participant Options according to the terms of the Plan. The Grant Letter shall specify (i) the Tax Track that the Company chooses according to Section 11 of the Plan; (ii) the Exercise Price; (iii) the vesting schedule; and (iv) the number of Options Granted to the Participant.

“Grant” or “Grant of Options”	means the grant of Options by the Company to a Participant pursuant to a Letter of Grant.

“Holding Period”	means the period in which the Allocated Options Granted to a Participant, or, upon exercise thereof, the

Underlying Shares, are to be held by the Trustee on behalf of the Participant, in accordance with Section 102 and pursuant to the Tax Track, which the Company selects.

“IPO”	means the initial public offering of shares of common stock of the Company and the listing of such shares for trading on any recognized stock exchange or over-the-counter or computerized securities trading system.

“Law”	means the laws of the State of Israel and the rules and regulations promulgated thereunder, as are in effect from time to time.

“Merger Transaction”	(i) a sale of all or substantially all of the assets of the Company; (ii) a sale (including an exchange) of all or substantially all of the shares of the capital stock of the Company; or (iii) a merger, consolidation or similar transaction of the Company with or into another corporation.

“Notice of Exercise”	shall have the meaning set forth in Section 7.4 below.

“Option”	means an option to purchase one share of common stock of the Company.

“Participant”	means an employee, officer or director of the Company or any Affiliate (provided that such person does not Control the Company), on behalf of whom an Option is Allocated pursuant to the Plan.

“Plan” or “Option Plan”	means this Stock Option Plan, as may be amended from time to time.

“Retirement”	means the termination of a Participant’s employment as a result of his or her reaching the earlier of (i) the age of retirement as defined by Law; or (ii) the age of retirement specified in the Participant’s employment agreement.

“Section 102”	means Section 102 of the Tax Ordinance.

“Section 102 Rules”	means the Income Tax Rules (Tax Relief for Issuance of Shares to Employees), 2003.

“Share(s)”	means a share of common stock of the Company, having a par value of $0.001.

“Tax Ordinance”	means the Israeli Income Tax Ordinances (New Version), 1961, as amended, and any regulations, rules, orders or procedures promulgated thereunder.

“Tax Track”	means one of the three tax tracks described under Section 102, specifically: (1) the “Capital Gains Track Through a Trustee”; (2) “Income Tax Track Through a Trustee”; or (3) the “Income Tax Track Without a Trustee”; each as defined in Sections 11.1-11.2, respectively.

“Term of the Options”	means, with respect to Granted but unexercised Options, the time period set forth in Section 9 below.

“Trustee”	means a Trustee appointed by the Company to hold in trust Allocated Options and Underlying Shares, on behalf of Participants.

“Underlying Shares”	means shares of common stock of the Company issued or to be issued upon exercise of Granted Options in accordance with the Plan.

2.2	GENERAL

Without derogating from the meanings ascribed to the capitalized terms above, all singular references in this Plan shall include the plural and vice versa, and reference to one gender shall include the other, unless otherwise required by the context.

3.	SHARES AVAILABLE FOR OPTIONS

The total number of Shares initially reserved for issuance under the Plan and any modification thereof, shall be 591,000 shares of the Company’s common stock, par value $0.001 per share, which number shall be subject to future increases by the Board of Directors. Such number of Shares shall be subject to adjustment as required for the implementation of the provisions of the Plan, in accordance with Section 4 below.

In the event that Options Allocated under the Plan expire or otherwise terminate in accordance with the provisions of the Plan, such expired or terminated Options shall become available for future Grants and Allocations under the Plan.

4.	ADJUSTMENTS

In the event that any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Shares or other securities of the Company, or other change in the corporate structure of the Company affecting the Shares occurs, the Administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the Plan, shall adjust proportionately the number and class of Shares that may be delivered under the Plan and/or the number, class, and price of Shares covered by each outstanding Option. Upon the occurrence of any such adjustment, references in this Plan to Shares and Underlying Shares shall be construed to mean the Shares of the Company subject to the Plan as so determined by the Administrator, following such adjustment.

5.	ADMINISTRATION OF THE PLAN

5.1	POWER

Subject to the Law, the Certificate of Incorporation and the Bylaws of the Company, and any resolution to the contrary by the Company’s Board of Directors, the Administrator is authorized, in its sole and absolute discretion, to exercise all powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan, including without limitation:

(A)	To determine:

(i)	the Participants in the Plan, and the number of Options to be Allocated for each Participant’s benefit (subject to the approval of the Board of Directors, if the Administrator is other than the Board of Directors);

(ii)	the time or times at which Options shall be Allocated;

(iii)	the Exercise Price for any Allocated Option;

(iv)	whether, to what extent, and under what circumstances an Option may be settled, canceled, forfeited, exchanged, or surrendered;

(v)	any terms and conditions in addition to those specified in the Plan under which an Option may be Allocated; and

(vi)	any measures, and to take actions such actions, as are deemed necessary or advisable for the administration and implementation of the Plan.

(B)	To interpret the provisions of the Plan and to take all actions resulting therefrom, including without limitation:

(i)	to accelerate the date on which any Allocated Option under the Plan becomes exercisable;

(ii)	to waive or amend provisions of the Plan relating to exercise of Options, including exercise of Options after termination of employment, for any reason; and

(iii)	to amend any of the terms of the Plan, or any prior determinations of the Administrator.

5.2	LIMITATIONS

Notwithstanding the provisions of Section 5.1 above, no interpretations, determinations or actions of the Administrator shall contradict the provisions of Section 102, and no waiver or amendment with respect to the Plan shall have a material adverse affect on any Participant’s rights in connection with any Allocated Option under the Plan without receiving the consent of such Participant.

6.	ALLOCATION OF OPTIONS

6.1	CONDITIONS FOR ALLOCATION OF OPTIONS

Options may be Allocated at any time after:

(A)	the Plan has been approved by the necessary corporate bodies of the Company;

(B)	the Company has filed all required documents with the Israeli Tax Authorities as specified in Section 102 and the Rules; and

(C)	all other approvals, consents or requirements necessary by Law have been received or met.

6.2	DATE OF ALLOCATION

The date on which Options shall be deemed Allocated under the Plan shall be the date on which the Company shall notify the Trustee that such Allocated Options have been Allocated in the name of the Trustee on behalf of a Participant.

6.3	RESTRICTION ON ALLOCATION

The Administrator shall not Grant any Options under the Plan to any employee, director or officer of the Company or an Affiliate who, at the time of Grant of such Options, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any of its Affiliates.

7.	EXERCISE OF OPTIONS

7.1	EXERCISE PRICE

The Exercise Price for an Underlying Share shall be such price as is determined by the Administrator, provided that the Exercise Price with respect to all Options Granted shall be no less than eighty five percent (85%) of the Fair Market Value on the date of Grant. Notwithstanding the foregoing, Options may be Granted with an Exercise Price other than as required above, pursuant to a Merger Transaction.

“Fair Market Value” means, as of any date, the value of the Shares determined as follows:

(1)	if the Shares are listed on any established stock exchange or a national market system, including without limitation the NASDAQ National Market System, or the NASDAQ Small Cap Market of the NASDAQ Stock Market, the Fair Market Value shall be the closing sales price for such shares (or the closing bid, if no sales were reported), as quoted on such exchange or system for the last market trading day prior to time of determination, as reported in the Wall Street Journal, or according to any other source the Administrator deems reliable;

(2)	if the Shares are regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value shall be the average between the high bid and low asked prices for the Shares on the last market trading day prior to the day of determination; or

(3)	in the absence of an established market for the Shares, the Fair Market Value thereof shall be determined in good faith by the Administrator.

7.2	VESTING SCHEDULE

Unless otherwise determined by the Administrator, all Options allocated on a certain date shall, subject to continued employment with or service to the Company or an Affiliate, become vested and exercisable in accordance with the vesting schedule specified in the Grant Letter.

Except in the case of Options Granted to officers and members of the Board of Directors, Options shall become exercisable at a rate of not less than twenty percent (20%) per year over five (5) years from the date the Options are Granted.

7.3	MINIMUM EXERCISE

No exercise of Options by any Participant shall be for an aggregate Exercise Price of less than $500, or such other minimum sum determined by the Administrator, unless the exercise is of all of the Participant’s Options that are vested as of the date of exercise.

An Option may not be exercised for fractional shares or for less than ten Shares.

The exercise of a portion of the Granted Options shall not cause the expiration, termination or cancellation of the remaining unexercised Options held by the Trustee on behalf of the Participant.

7.4	MANNER OF EXERCISE

An Option may be exercised by and upon the fulfillment of the following:

(A)	Notice of Exercise:

The signing by the Participant, and delivery to both the Company (at its principal office) and the Trustee, of an exercise notice form as prescribed by the Administrator, including but not limited to: (i) the identity of the Participant, (ii) the number of Options to be exercised, and (iii) the Exercise Price to be paid (the “Notice of Exercise”).

(B)	Exercise Price:

The payment by the Participant to the Company, in such manner as shall be determined by the Administrator, of the Exercise Price with respect to all the Options exercised, as set forth in the Notice of Exercise.

(C)	Allocation of Shares:

Upon the delivery of a duly signed Notice of Exercise and the payment to the Company of the Exercise Price with respect to all the Options specified therein, the

Company shall issue the Underlying Shares to the Trustee (according to the applicable Holding Period) or to the Participant, as the case may be.

8.	WAIVER OF OPTION RIGHTS

At any time prior to the expiration of any Granted (but unexercised) Option, a Participant may waive his or her rights to such Option by a written notice to the Company’s principal office. Such notice shall specify the number of Options Granted, which the Participant waives, and shall be signed by the Participant.

Upon receipt by the Company of a notice of waiver of such rights, such Options shall expire and shall become available for future Grants and Allocations under the Plan.

9.	TERM OF THE OPTIONS AND THE PLAN

Unless earlier terminated pursuant to the provisions of this Plan, all Granted but unexercised Options shall expire and cease to be exercisable at 5:00 p.m. Israel time on the 10th anniversary of the Commencement Date of such Options. Subject to stockholder approval of the Plan within twelve (12) months after the Plan is adopted, the Plan shall become effective upon its adoption by the Board of Directors of the Company. Unless earlier terminated, the Plan shall continue in effect for a term of ten (10) years from the later of (i) the effective date of the Plan, or (ii) the most recent Board or stockholder approval of an increase in the number of Shares reserved for issuance under the Plan.

10.	TERMINATION OF EMPLOYMENT OR ENGAGEMENT

10.1	TERMINATION - GENERAL

If a Participant ceases to be an employee, director, or officer of the Company or an Affiliate for any reason (“Termination of Employment”) other than death, Retirement, Disability or Cause, then any vested but unexercised Options on the date of Termination of Employment (as such date shall be determined by the Company or the Affiliate, in its sole discretion), that are Allocated on the Participant’s behalf (“Exercisable Options”) may be exercised, if not previously expired, not later than the earlier of (i) 30 days after the date of Termination of Employment; or (ii) the Term of the Options.

All Options for the benefit of Participant, which are not yet vested at the date of Termination of Employment, shall expire on the date of Termination of Employment.

10.2	TERMINATION FOR CAUSE

In the event of Termination of Employment of a Participant for Cause, the Participant’s right to exercise any outstanding Options Granted to such Participant, that are vested at the time of Termination of Employment, shall cease as of the date 30 days after the Termination of Employment. All other outstanding Options that are not vested at the time of Termination of Employment shall expire at the time of Termination of Employment.

The determination by the Administrator as to the occurrence of Cause shall be final and conclusive for all purposes of this Plan.

10.3	TERMINATION BY REASON OF DEATH, RETIREMENT, OR DISABILITY

In the event of Termination of Employment of a Participant by reason of death, Retirement, or Disability, any outstanding Options that are vested at the time of Termination of Employment shall be exercisable upon the earlier of (i) 6 months after the date of Termination of Employment; or (ii) the Term of the Options, in the case of death, by the Participant’s estate, personal representative or beneficiary, and in the case of Retirement or Disability, by the Participant or his or her personal representative (as the case may be).

All other outstanding Options Granted for the benefit of Participant shall expire upon the date of Termination of Employment.

10.4	EXCEPTIONS

In special circumstances, pertaining to the Termination of Employment of a certain Participant, the Administrator may in its discretion decide to extend any of the periods stated above in Sections 10.1-10.3.

10.5	TRANSFER OF EMPLOYMENT OR SERVICE

Subject to the receipt of appropriate approvals from the Israeli Tax Authorities, a Participant’s right to Options or the exercise thereof that were Granted to him or her under this Plan, shall not be terminated or expire solely as a result of the fact that the Participant’s employment or service as an employee, officer or director changes from the Company to an Affiliate or vice versa.

11.	TRUST ARRANGEMENT AND HOLDING PERIOD

11.1	TAX TRACKS WITH A TRUSTEE

If the Administrator elects to Grant Options through (i) the Capital Gains Track Through a Trustee, or (ii) the Income Tax Track Through a Trustee, then, in accordance with the requirements of Section 102, the Administrator shall appoint a Trustee who will hold in trust, on behalf of each Participant, the Allocated Options and the Underlying Shares issued upon exercise of such Options.

The Holding Period for the Options will be as follows:

(A)	The Capital Gains Tax Track Through a Trustee – if the Administrator elects to Allocate the Options according to the provisions of this track, then the Holding Period will be 24 months from the end of the tax year in which the Options were Allocated to the Trustee on behalf of the Participant, or such shorter period as may be approved by the Israeli Tax Authorities.

(B)	Income Tax Track Through a Trustee – if the Administrator elects to Allocate Options according to the provisions of this track, then the Holding Period will be 12 months from the end of the tax year in which the Options were Allocated to the Trustee on behalf of the Participant, or such shorter period as may be approved by the Israeli Tax Authorities.

Subject to Section 102 and the Rules, Participants will not be able to receive from the Trustee, nor will they be able to sell or dispose of, Underlying Shares before the end of the applicable Holding Period.

In the event of a distribution of rights, including an issuance of bonus shares, in connection with Options originally Allocated (the “Additional Rights”), all such Additional Rights shall be Allocated and/or issued to the Trustee for the benefit of Participants, and shall be held by the Trustee for the remainder of the Holding Period applicable to the Options originally Allocated. Such Additional Rights shall be treated in accordance with the provisions of the applicable Tax Track.

11.2	INCOME TAX TRACK WITHOUT A TRUSTEE

If the Administrator elects to Allocate Options according to the provisions of this track, then the Options will not be subject to a Holding Period.

11.3	TRACK SELECTION

The Administrator, in its sole discretion, shall elect under which of above three Tax Tracks each Option is Granted and shall notify the Participant in the Grant Letter, which Tax Track applies to each Granted Option.

11.4	CONCURRENT CONDITIONS

The Holding Period, if any, does not derogate from the vesting period as specified in Section 7.2 of the Plan. The Holding Period and vesting period may run concurrently, but neither is a substitute for the other, and each constitutes independent terms and conditions for Granted Options.

11.5	TRUST AGREEMENT

The terms and conditions applicable to the trust relating to the Tax Track selected by the Company, as appropriate, shall be set forth in an agreement signed by the Company and the Trustee (the “Trust Agreement”).

12.	TERM OF SHARES HELD IN TRUST

No Underlying Shares or Additional Rights issued by the Company to the Trustee shall be held by the Trustee on behalf of a Participant for a period longer than ten (10) years after the end of the Term of the Options. The Administrator shall instruct the Trustee as to the transfer of such Underlying Shares or Additional Rights.

13.	RIGHTS AS A STOCKHOLDER

Unless otherwise specified in this Plan, a Participant shall not have any rights as a stockholder of the Company with respect to Shares issued under this Plan, until such time as the Shares shall be registered in the name of the Participant in the Company’s register of stockholders.

14.	NO SPECIAL EMPLOYMENT RIGHTS

Nothing contained in this Plan shall confer upon any Participant any right with respect to the continuation of employment by or service to the Company or an Affiliate, or interfere in any way with the right of the Company or an Affiliate to terminate such employment or service or to increase or decrease the compensation of the Participant.

15.	RESTRICTIONS ON SALE OF OPTIONS AND SHARES

15.1	OPTIONS

Options may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of, except by will or the laws of descent.

15.2	SHARES

Unless otherwise determined by the Administrator, prior to the Company’s IPO, the Shares may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of, except as stated below in this Section 15.

15.3	MERGERS

In the event of a Merger Transaction, then, subject to obtaining the applicable approvals of the Israeli Tax Authorities, the Administrator in its sole discretion shall decide:

(A)	if and how the vesting period of unvested Options shall be accelerated, and how unvested options which are not accelerated shall be replaced and/or sold by the Trustee on behalf of the Participants;

(B)	how vested Options (including Options with respect to which the vesting period has been accelerated according to Section 15.3.(A) above) will be exercised, replaced and/or sold by the Trustee on behalf of the Participants; and

(C)	how Underlying Shares issued upon exercise of the Options and held by the Trustee on behalf of Participants shall be replaced and/or sold by the Trustee on behalf of the Participant.

15.4	LOCK UP

Notwithstanding the Holding Period, in connection with and following the Company’s IPO, at the request of the underwriter, the Administrator may determine that the Underlying Shares issued pursuant to the exercise of Options may be subject to a lock-up period of up to 180 days, or such longer period of time as may be recommended by the Company’s Board of Directors, during which time Participants shall not be allowed to sell Underlying Shares.

16.	VOTING

Underlying Shares issued to the Trustee for the benefit of Participants shall be voted by the Participants. The Company shall send the Trustee all notifications regarding shareholders meetings or other shareholders resolutions (“Notifications”). The Trustee shall forward the Notifications to the said Participants by mail or by fax, in accordance with the last address or fax number provided to the Trustee by the Participant. The Trustee shall have no obligation to ensure the receipt of such Notifications by the Participants. Participants wishing to exercise their voting right shall contact the Company directly.

17.	TAX MATTERS

This Plan shall be governed by, and shall conform with and be interpreted so as to comply with, the requirements of Section 102 and any written approval from the Israeli Tax Authorities. All tax consequences under any applicable law (other than stamp duty) which may arise from the Grant or Allocation of Options, from the exercise thereof or from the holding or sale of Underlying Shares (or other securities issued under the Plan) by or on behalf of a Participant, shall be borne solely by such Participant. The Participant shall indemnify the Company and/or Affiliate, as the case may be, and hold them harmless, against and from any liability for any such tax or any penalty, interest or indexing.

If the Company elects to Allocate Options according to the provisions of the Income Tax Track Without a Trustee (Section 11.2 of this Plan), and if prior to the Exercise of any and/or all of such Options, such Participant ceases to be an employee, director, or officer of the Company or an Affiliate, the Participant shall deposit with the Company a guarantee or other security as required by law, in order to ensure the payment of applicable taxes upon the Exercise of such Options.

18.	WITHHOLDING TAXES

Whenever an amount with respect to withholding tax relating to Options Granted to a Participant and/or Underlying Shares issued upon the exercise thereof is due from the Participant and/or the Company and/or an Affiliate, the Company and/or Affiliate shall have the right to demand from a Participant such amount sufficient to satisfy any applicable withholding tax requirements related thereto, and whenever Shares or any other non-cash assets are to be delivered pursuant to the exercise of an Option, or transferred thereafter, the Company and/or Affiliate shall have the right to require the Participant to remit to the Company or to the Affiliate or to the Trustee, an amount in cash sufficient to satisfy any applicable withholding tax requirements related thereto. If such amount is not timely remitted, the Company and/or the Affiliate shall have the right to withhold or set-off (subject to Law) such Shares or any other non-cash assets pending payment by the Participant of such amounts.

Until all taxes have been paid in accordance with Rule 7 of the Section 102 Rules, Options and/or Underlying Shares may not be sold, transferred, assigned, pledged, encumbered, or otherwise willfully hypothecated or disposed of, and no power of attorney or deed of transfer, whether for immediate or future use, may be validly given. Notwithstanding the foregoing, the Options and/or Underlying Shares may be validly transferred in the event of a Participant’s death in accordance with Section 19 below, provided that the transferee thereof shall be subject to the provisions of Section 102 and the Section 102 Rules as would have been applicable to the deceased Participant were he or she to have survived.

19.	NO TRANSFER OF OPTIONS

The Trustee shall not transfer Options to any third party, including a Participant, except in accordance with instructions received from the Administrator. Notwithstanding the foregoing, no unexercised Options may be transferred except as provided for in Section 19 below.

20.	TRANSFER OF RIGHTS UPON DEATH

No transfer of any right to an Option or Underlying Share by will or by the laws of descent in the event of death of a Participant shall be effective and binding on the Company, unless the Company shall have been furnished with the following signed and notarized documents:

(A)	a written request for such transfer and a copy of the legal documents creating and confirming the right of the person acting with respect to the Participant’s estate and of the transferee;

(B)	a written consent by the transferee to pay in connection with the Options and Underlying Shares any payments and amounts due according to the provisions of the Plan, and to otherwise abide by all the terms of the Plan; and

(C)	any such other evidence as the Administrator may deem necessary to establish the right of the transferee to the Option or Underlying Share and the validity of the transfer.

21.	NO RIGHT OF OTHERS TO OPTIONS

Subject to the provisions of this Plan, no person other than the Participant shall have any right with respect to Options Allocated on the Participant’s behalf under this Plan.

22.	EXPENSES AND RECEIPTS

The expenses incurred in connection with the administration and implementation of this Plan (including any applicable stamp duty) shall be borne by the Company. Any proceeds received by the Company in connection with the exercise of any Option may be used for general corporate purposes.

23.	REQUIRED APPROVALS

This Plan is subject to the receipt of all approvals required under Section 102 and the Law.

24.	GOVERNING LAW; JURISDICTION

This Plan and all documents delivered or executed by the Company or an Affiliate in connection herewith shall be governed by, and construed and administered in accordance with, the Law. All disputes arising out of or in connection with this Plan and any Options or Underlying Shares Granted or issued hereunder shall be referred to the exclusive jurisdiction of the competent courts in Tel Aviv.

25.	APPLICABLE LAW

Without derogating from Section 23 above, this Plan shall be subject to the Law, including any approvals of any governmental agencies, and any requirements relating to the administration of stock option plans under U.S. state corporate laws, U.S. federal and state securities laws, the Internal Revenue Code of 1986 and any stock exchange or quotation system on which the Shares are listed or quoted.

26.	TREATMENT OF PARTICIPANTS

There is no obligation for uniformity of treatment of Participants.

27.	NO CONFLICTS

In the event of any conflict between the terms of this Plan and the Grant Letter, the provisions of this Plan shall prevail.

28.	PARTICIPANT UNDERTAKINGS

By accepting Grants of Options pursuant to this Plan, the Participant (1) agrees and acknowledges that he or she have received and read this Plan and the Grant Letter; (2) undertakes to comply with all of the provisions set forth in Section 102 (including provisions regarding the applicable Tax Track that the Company has selected), the 102 Rules, this Plan, the Grant Letter and the Trust Agreement; and (3) subject to the provisions of Section 102 and the Rules, undertakes not to exercise the Options nor sell or release the Shares from the trust before the end of the Holding Period.

29.	INFORMATION TO PARTICIPANTS

The Company shall provide to each Participant and to each individual who acquires Shares pursuant to the Plan copies of its annual financial statements, not less frequently than once a year during the period such Participant has outstanding Options to purchase one or more Shares, and, in the case of an individual who acquires Shares pursuant to the Plan, during the period such individual owns such Shares. The Company shall not be required to provide such statements to key employees whose duties in connection with the Company assure their access to such type of information.